Exhibit 99.1

Beamr Brings Live Streaming to the Next Level With NVIDIA Holoscan for Media

Beamr will Demonstrate 4K Live Optimization on NVIDIA Holoscan for Media at IBC 2024 in Amsterdam, the Netherlands, from September 13-16, 2024

Herzliya, Israel, Sept. 10, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization and modernization technology and solutions, today announced that it will demonstrate an innovative, high-quality video optimization workflow for live streaming in 4K resolution. The demonstration will run on NVIDIA Holoscan for Media, a software-defined platform that enables live media pipelines to run on the same infrastructure as AI. The demonstration will be presented at IBC 2024, a top global content and technology event, held in Amsterdam, the Netherlands, from September 13-16, 2024.

Video in 4K quality, also known as ultra-high Definition (UHD), offers a significantly enhanced visual experience with sharper images and finer detail, ideal for sports broadcasting, realistic visualization in virtual environments and high-quality video productions. Adoption of 4K live streaming has grown rapidly in streaming services, but its production requires extensive and expensive resources.

Beamr technology with NVIDIA accelerated computing offers a solution for reducing resource load and easing the challenges of high-quality, large-scale 4K live streaming. According to preliminary testing made by Beamr, the combination of these technologies reduces the resource load for 4K live streaming by 30 to 50%, delivering significantly higher-quality contribution feed for a given available cloud bandwidth.

“4K-quality optimization of live video streaming is a valuable addition to customers in the media market, including broadcasters, sports events producers or high-quality video creators,” said Sharon Carmel, Beamr CEO. “With optimized 4K live service, Beamr Cloud now offers its customers a full-suite solution for video optimization and modernization, answering the primary needs of a wide variety of businesses and professionals. Customers can swiftly access our cloud service on Oracle Cloud Infrastructure (OCI) or Amazon Web Services (AWS). We also made our technology available as a NVIDIA Holoscan for Media containerized application to offer customers bandwidth optimization, whether on premises or at the edge.”

“4K live streaming requires optimization to support the advanced workflows needed for immersive, personalized, and interactive applications,” said Richard Kerris, vice president of media and entertainment at NVIDIA. “With NVIDIA GPUs, Beamr video compression gains can be provided for live video streams at up to 4K resolution, and customers using Beamr’s content-adaptive bitrate technology on the Holoscan for Media platform can tap into higher-quality live video feeds.”

The optimized, faster and cost-effective 4K-quality live streaming that will be demonstrated at IBC 2024 will be achieved thanks to Beamr’s patented and award-winning technology that reduces video file size while maintaining high quality (CABR), powered by NVIDIA accelerated computing. The demonstration will be presented on NVIDIA Holoscan for Media, which brings flexibility, scalability and repurposability to the rapidly evolving live media market.

Beamr is inviting all IBC attendees interested in Beamr tech’s real-time video streaming capabilities to schedule a meeting. For registration, please click the link.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video optimization and modernization. The company serves top media companies like Netflix and Paramount. Beamr’s inventive perceptual optimization technology (CABR) is backed by 53 patents and won the Emmy® award for Technology and Engineering. The innovative technology reduces video file size by up to 50% while guaranteeing quality.

Beamr Cloud is a high-performance, GPU-based video optimization and modernization service designed for businesses and video professionals across diverse industries. It is conveniently available to Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers. Beamr Cloud enables video modernization to advanced formats such as AV1 and HEVC, and is ready for video AI workflows. For more details, please visit www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com